Exhibit 99.1

PURE NICKEL INC.

     ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON
APRIL 28, 2010

PURE NICKEL INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Pure Nickel Inc. (the “Corporation”) will be held at the offices of Heenan Blaikie LLP, 333 Bay Street, Bay Adelaide Centre, Suite 2900, Toronto, Ontario, Canada, on Wednesday, April 28, 2010 at 10:00 a.m. (Toronto time) for the following purposes:

(a)	to receive the Annual Report of the Corporation which contains the financial statements of the Corporation for the year ended November 30, 2009 and the auditors’ report thereon;

(b)	to elect directors;

(c)	to reappoint auditors and to authorize the directors to fix their remuneration; and

(d)	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

The directors of the Corporation have fixed the close of business on March 24, 2010 as the record date for the determination of the Shareholders entitled to receive notice of the Meeting.

DATED at Toronto, Ontario, March 23, 2010.

BY ORDER OF THE BOARD

/s/ ROBERT ANGRISANO

Robert Angrisano
Chairman of the Board of Directors

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares are voted at the Meeting, are requested to date, sign and return in the envelope provided for that purpose, the enclosed form of proxy.

All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, not less than 48 hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

PURE NICKEL INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is furnished in connection with the solicitation of proxies by management of Pure Nickel Inc. (the “Corporation”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Corporation (“Shareholders”) to be held on April 28, 2010 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The information contained herein is given as of the date hereof, except as otherwise noted herein. It is expected that the solicitation of proxies will be primarily by mail. However, proxies may also be solicited by telephone, facsimile or in person by employees of the Corporation. The total cost of the solicitation will be borne by the Corporation.

The Corporation will pay the reasonable costs incurred by persons who are the registered but not beneficial owners of shares (such as brokers, dealers and other registrants under applicable securities law and nominees and custodians) in sending or delivering copies of the Notice of Meeting, Management Information Circular and form of proxy to the beneficial owners of shares which are registered in the names of such persons. Payments will be made upon receipt of an appropriate invoice. The Corporation will furnish to such persons, upon request to the Secretary of the Corporation, 95 Wellington Street West, Suite 900, Toronto, ON, M5J 2N7 (Tel. (416) 644.0066) and without additional cost, additional copies of the Notice of Meeting, Management Information Circular, form of proxy and financial statement request form required for this purpose.

PROXIES AND VOTING

Shareholders who are unable to attend the Meeting in person and who wish to have their shares voted at the Meeting are requested to date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. Proxies must be deposited (i) with the Corporation’s transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 9th floor, North Tower, Toronto, Ontario M5J 2Y1, not less than 48 hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment or postponement thereof, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof, in order for the shares represented thereby to be voted at the Meeting or any adjournment or postponement thereof.

The shares represented by any proxy in favour of the nominees of management named therein will be voted for, against or withheld from voting with respect to the matters described herein in accordance with the instructions provided in any such proxy. In the absence of any specification, such proxies will be voted FOR the election of directors, and FOR the appointment of auditors (as set out below).

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Management knows of no other matters to come before the Meeting other than matters referred to in the Notice of Meeting. If any matters which are not now known should properly come before the Meeting or if any amendments or variations to the matters referred to in the Notice of Meeting are presented for consideration at the Meeting, the forms of proxy will be voted on such matters, amendments and variations in accordance with the best judgment of the person voting the proxy.

A Shareholder has the right to appoint a person (who need not be a Shareholder) as proxy holder to attend and act on his, her or its behalf at the Meeting other than the representatives of management designated in the enclosed form of proxy. The Shareholder may exercise this right by inserting the name of the nominee in the space provided in the enclosed form of proxy or may complete another appropriate form of proxy, and in each case delivering the completed proxy in the manner set forth above.

NON-REGISTERED HOLDERS

Only registered Shareholders of common shares of the Corporation or the person(s) they appoint as their proxyholder(s) are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a holder (a “Non-Registered Holder”) are not registered in the name of the holder but are rather registered either (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares; or (b)  in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (CDS)) of which the Intermediary is a participant. Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Management Information Circular, a form of proxy, the Corporation’s Annual Report and a financial statement request form (collectively the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or a “proxy authorization form”) which the Intermediary must follow. Typically, the Non-Registered Holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to be validly constituted, the Non- Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)

less typically, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non- Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided under “Proxies and Voting” above.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other persons’) name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy is to be delivered.

REVOCATION OF PROXIES

Any Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by him or her or by his or her attorney authorized in writing at the principal office of the Corporation, 95 Wellington Street West, Suite 900, Toronto, Ontario, M5J 2N7 (telephone (416) 644-0066) to the attention of the Secretary, on or before the last business day preceding the day of the Meeting or any adjournment thereof or, as to any matter upon which a vote has not already been cast pursuant to the authority conferred by such proxy, with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As at the close of business on March 23, 2010 (the “Record Date”), 67,765,559 Common Shares were issued and outstanding. Each Shareholder is entitled to one vote for each Common Share registered in such holder’s name as at the close of business on the Record Date. All dollar amounts herein are in Canadian dollars unless otherwise stated.

The board directors of the Corporation (the “Board”) and the executive officers of the Corporation do not know of any person or company who at the date hereof beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation.

MATTERS TO BE ACTED ON AT THE MEETING

1.	Election of Directors

The number of directors on the board of directors of the Corporation (the “Board”) was set at six at the Annual and Special Meeting of the Shareholders held on March 31, 2009. Management proposes to nominate the six persons listed below for election as directors at the Meeting. Each director will hold office until the next annual general meeting of the Shareholders, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the Common Shares represented by proxy for the election of any other person or persons as directors.

The following table, the notes thereto and the professional biographies immediately following such table set out the names of the Management nominees; their positions and offices in the Corporation; principal occupations; the period of time that they have been directors of the Corporation; and the number of Common Shares which each beneficially owns or over which control or direction is exercised. All of the nominees for directors are residents of Canada except for Robert Angrisano and R. David Russell who are residents of the United States.

Name and Municipality of Residence	Director Since	Principal Occupation	Number of Common Shares beneficially owned or controlled(3)

Robert Angrisano Washington, USA	1999	Chairman of the Corporation since December 2007; President of the Corporation from 2005 to March 2007; CEO of the Corporation from May 2006 to March 2007; various positions with Microsoft from 1993 to 2004.	2,476,479

Harry Blum(1) Ontario, Canada	2007	Managing partner with Collins Barrow Toronto LLP, Chartered Accountants; Managing Partner of DMCT Transaction Services Inc. (which merged with Collins Barrow in 2008) since January 1, 2005.	101,200

David McPherson(2) Ontario, Canada	2007	President & CEO of the Corporation since December 2007; independent consultant from 2006 to December 2007; Vice President of First Ontario Credit Union from 2001 to 2006.	115,000

R. David Russell(1) (2) Colorado, USA	2006	President & CEO of Apollo Gold Corporation from 2002 to present.	50,000

Constantine Salamis(2) Québec, Canada	2007	Mining engineer from 1976 to 1991; founder and currently a director of Manicouagan Minerals Inc.	Nil

W.S. (Steve) Vaughan(2) Ontario, Canada	2007	Partner with the law firm Heenan Blaikie LLP from February 2007 to present. Partner with the law firm McMillan Binch Mendelson LLP from February 2002 to 2007 and	Nil

Notes:

(1)	Member of Audit, Corporate Governance and Nominating and Compensation Committees.
(2)	Member of the Technical Committee
(3)	Information with respect to the number of Common Shares held by the directors has been provided by such directors.

Robert Angrisano:

Mr. Angrisano graduated from the University of Oregon with a degree in Business Administration. He retired from Microsoft Corp. in July 2004 after spending more than 11 years in a variety of positions, including Director of Technology, Director of Business Windows and Senior Principal Technologist. Mr. Angrisano was the President, a director and a principal shareholder of M.A.N. Resources, Inc., which Nevada Star Resource Corp. acquired in February 2002. Mr. Angrisano has spent 28 years in consulting and management in the high technology industry and has been involved in the mining industry since 1995. His principal responsibilities have been guiding companies’ directions and strategies as well as operational management.

Harry Blum:

Mr. Blum, managing partner of Collins Barrow Toronto LLP, Chartered Accountants, has over 20 years of audit, tax and advisory experience. Formerly a senior professional with one of the big four accounting firms, Mr. Blum joined DMCT, LLP in 1992, was admitted to the Partnership in 1995, and that firm merged with Collins Barrow in 2008. He has serviced both public and private companies and his scope of expertise ranges from financial due diligence, structuring purchase and sale transactions, restructurings, initial public offerings, acquisitions, divestitures, carve-outs and spin-offs. In addition, he has lead teams in the area of income trust conversions, complex tax based transactions and other strategic advisory assignments. Mr. Blum’s clients include major financial institutions, large private and public companies, and private equity funds in both Canada and the United States. Mr. Blum previously served as President and director of Whitmore Resource Corp. from July 13, 2000 to November 22, 2004. Mr. Blum graduated with a Bachelor of Commerce from the University of Toronto and obtained his designation as a Chartered Accountant in 1989.

David McPherson:

Mr. McPherson has over 25 years of financial institution experience with a major chartered bank, a number of those years being at the executive level. He has had responsibility for large regional retail and small business banking operations. He has served in an advisory capacity to a number of community based economic development groups including Niagara Growth Fund, a regional venture capital fund based in Niagara. From 2001 to 2006 Mr. McPherson was a Vice-President with First Ontario Credit Union and led strategy development, product and marketing groups. Since the fall of 2006 he has been self-employed as a management consultant and in December 2007 was appointed President and CEO of the Corporation.

R. David Russell:

Mr. Russell graduated from the Montana School of Mineral, Science and Technology with a Bachelor of Science Degree in Mining Engineering. With over 27 years in the mining industry, Mr. Russell is currently President and CEO and a director of Apollo Gold. Apollo Gold is a gold mining company with operations and exploration projects in Canada, USA and Mexico. Mr. Russell is responsible for all mine operations, exploration and development and for general financial accounting and recording. Mr. Russell’s past positions include the following: Vice-President and Chief Operating Officer of Getchell Gold Company/Placer Dome Gold, General Manager, US Operations, LAC Minerals Ltd. (now Barrick Gold Corporation), Manager, Underground Mining, Independence Mining Company, Project Manager, Hecla Mining Company, Manager, Lincoln Project FMC/Meridian Gold.

Constantine Salamis:

Mr. Salamis, a mining engineer, has been involved in numerous mineral exploration and production companies throughout his 50 year career including Falconbridge Nickel, Inco Ltd., SOQUEM and Manicouagan Minerals, a public company he founded in 2004. In addition to Mr. Salamis’ North American experience, overseas he has completed geological evaluation assignments for international agencies including the World Bank and the United Nations.

W.S. (Steve) Vaughan:

Mr. Vaughan is a Partner at the law firm Heenan Blaikie LLP. Mr. Vaughan has participated in natural resource transactions in more than 50 countries over the past five years. Mr. Vaughan has a Master of Science Degree in Geology as well as a law degree and has worked in, or been closely associated with all facets of the mineral exploration, mine finance and securities industries since 1955. He served as a director of Atomic Energy of Canada Limited from 1992 to 1998 and was Chair of its Environmental Committee. Mr. Vaughan has also served on various committees advising Canadian governments, the Ontario Securities Commission and Toronto Stock Exchange on issues such as mineral policy, mineral strategy, mining finance, mining taxation, seed capital, junior resource policies, over-the-counter trading and nuclear issues. Mr. Vaughan is a director and member of the Securities Committee of the Prospectors and Developers Association of Canada. He is a former director of the Toronto Branch of the Canadian Institute of Mining, Metallurgy and Petroleum and a past member of the Joint Toronto Stock Exchange Ontario Securities Commission Mining Standards Task Force.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Corporation acting solely in such capacity.

Corporate Cease Trade Orders and Bankruptcies

To the knowledge of the Corporation, except as set out below, none of the proposed directors is, or has been within the last ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Mr. Blum is a director of First Metals Inc. which announced on January 7, 2009 that it had filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act, and it subsequently filed a proposal to its creditors under Part III of that Act on April 17, 2009, which was approved by the Ontario Superior Court of Justice on June 18, 2009.

Mr. Vaughan is a director of Copper Mesa Mining Corporation which was subject to a cease trading order issued by the British Columbia Securities Commission on April 8, 2009 with respect to the company’s failure to file the December 31, 2008 audited financial statements and Management's Discussion and Analysis, which order was rescinded on June 3, 2009.

Penalties and Sanctions

None of the proposed directors has been the subject of any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, the promotion, formation or management of a publicly traded company or involving theft or fraud.

Individual Bankruptcies

None of the proposed directors of the Corporation has, within the ten years prior to the date of this Management Information Circular, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

2.	Reappointment of Auditors

SF Partnership LLP, Chartered Accountants, 4950 Yonge Street, Suite 400, Toronto, Ontario, Canada, M2N 6K1 is the current auditor of the Corporation. At the Meeting, Shareholders will be requested to reappoint SF Partnership as the independent auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Board to fix the auditors’ remuneration. SF Partnership LLP has been the Corporation’s auditor since April 30, 2007. The reappointment of SF Partnership LLP must be approved by the affirmative vote of a majority of the votes cast at the Meeting.

The Board recommends a vote “for” the re-appointment of SF Partnership LLP as independent auditor for the Corporation until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Board to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the reappointment of SF Partnership LLP as auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the Board to fix the remuneration of the auditor.

3.	Other Matters

Management of the Corporation knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of our compensation programs.

The objectives of our compensation program are to retain and motivate qualified executive officers who will drive our success while promoting an alignment of interests between the executive officers and the shareholders. Compensation consists of three elements: base salary, short-term incentive bonus, and stock options. The Compensation Committee reviews annually each component and appropriate competitive factors, and makes recommendations based upon performance.

Base salaries: The primary element of our compensation program is base salary. Our view is that a competitive base salary is a necessary element for retaining and attracting qualified employees. The base salary of each executive is determined based upon survey data and other competitive information, number of years’ experience, and comparison to other base salaries paid in similar situations.

Short-term incentive bonus: In addition to establishing competitive base salaries and stock option incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of a short-term incentive bonus. Target bonus awards range up to 50% of base salary for the achievement of specific operational objectives. Due to the nature of certain of the goals, as at November 30, 2009, they were still in process, so no bonuses were paid during 2009.

Stock options: The number of stock options granted is reviewed at each grant date to provide medium-term incentives. Options granted to directors who are not employees vest immediately and expire after three years. The terms and conditions of options granted to executives and other employees are reviewed for each grant at the time that it is made. Previous grants of stock options are taken into account when considering new grants.

Performance Graph

As at November 30, 2009, the following graph shows the total cumulative return on a $100 investment on November 30, 2004 in common shares of Pure Nickel Inc, compared to the S&P/TSX 300 Composite Index (assuming reinvestment of dividends) over the five year period ended November 30, 2009. Note that the data points only record the value at November 30 each year, so that fluctuations during the years are not shown.

Option- Based Awards

The timing of the grant and number of shares made subject to option, with respect to stock options proposed to be granted by the Corporation to its executive officers, is recommended by the Chief Executive Officer, reviewed and approved (or revised, if thought appropriate) by the Compensation Committee and implemented by a resolution of the Board. The review of proposed option grants by the Compensation Committee (which is composed of independent directors) and the implementation thereof by the Board (which is comprised of a majority of independent directors) provides the independent directors with significant input into such compensation decisions.

Summary Compensation Table

There were two Named Executive Officers of the Corporation during the year ended November 30, 2009: David McPherson, President and CEO, and Jeffrey D. Sherman, CFO. “Named Executive Officer” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Corporation’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Corporation at the end of the most recently completed financial year.

Name and Principal Position	Year	Salary ($)		Share- Based Awards ($)	Option- Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total ($)
						Annual Incentive Plans	Long-term Incentive Plans
David McPherson	2009	240,000		-	16,966	-	-	-	-	256,966
President and Chief	2008	220,000	(1)	-	44,125	120,000	-	-	-	384,125
Executive Officer	2007	-		-	-	-	-	-	-	-
Jeffrey D. Sherman(2)	2009	67,000		-	1,060	-	-	-	-	68,060
Chief Financial	2008	59,250		-	21,810	12,500				93,560
Officer	2007	-		-	-	-	-	-	-	-

Notes:

(1)	Mr. McPherson became President and CEO of the Corporation on December 20, 2007. Of the salary amount shown, $60,000 was paid as consulting fees for the period January 1, 2008 to March 31, 2008.
(2)	Mr. Sherman became CFO of the Corporation on February 6, 2008.
(3)	The fair value of the stock options granted, estimated using the Black-Scholes fair value option pricing model at the date of each grant.

Incentive Plan Awards

The following table sets forth all outstanding awards held by Named Executive Officers as at November 30, 2009:

Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in- the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested
David McPherson	100,000	0.90	March 27, 2010	-	-	-
President and Chief	250,000	0.26	April 21, 2011	-	-	-
Executive Officer	400,000	0.06	December 17, 2011	16,000(1)	-	-
Jeffrey D. Sherman	100,000	0.31	February 5, 2011	-	-	-
Chief Financial	25,000	0.06	December 17, 2011	2,000	-	-
Officer

Note:

(1) Of the 400,000 options issued to David McPherson at an exercise price of $0.06, only 200,000 were exercisable at November 30, 2009.

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors and executive officers.

Termination and Change of Control Benefits

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Corporation’s most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control; except for an employment agreement with Mr. McPherson, the President and CEO of the Corporation, which provides that in the event of termination without cause or if a terminating event occurs because of a change in control of the Corporation (or similar event, as defined in the contract), Mr. McPherson receives a minimum of 24 months’ salary plus $100,000.

Director Compensation

The following table shows the compensation received by each director, other than the director who served as an officer during the fiscal year, for the year ended November 30, 2009.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Robert Angrisano	3,000	-	4,639	-	-	2,942	10,581
Harry Blum	7,500	-	4,639	-	-	-	12,139
R. David Russell	6,000	-	4,639	-	-	-	10,639
Constantine Salamis	3,000	-	4,639	-	-	-	7,639
W.S. (Steve) Vaughan	2,800	-	4,639	-	-	-	7,439

During the year ended November 30, 2009, members of the Board of Directors, other than directors who are employees of the Corporation, received director fees in accordance with the following standard arrangements:

Fee per Board or Committee Meeting attended	$600
Fee per Committee Meeting attended for Chair of the Committee	$750

The following table sets forth all outstanding options held by directors of the Corporation as of November 30, 2009.

Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money options ($)
Robert Angrisano	100,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
Harry Blum	100,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
R. David Russell	200,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
Constantine Salamis	100,000	0.79	September 18, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500
W.S. Vaughan	100,000	0.90	March 27, 2010	-
	100,000	0.26	April 21, 2011	-
	100,000	0.065	March 31, 2012	7,500

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of November 30, 2009, the securities authorized for issuance under the equity compensation plan of the Corporation, being the Existing Plan, were as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (c)
Equity compensation plans approved by security holders	4,460,000	$0.56	2,316,555
Equity compensation plans not approved by security holders	nil	n/a	n/a
Totals	4,460,000	$0.56	2,316,555

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIORS OFFICERS

None of the directors, executive officers or senior officers of the Corporation, and none of the associates or affiliates of any of the foregoing, is currently indebted to the Corporation or was indebted to the Corporation at any time since the beginning of the Corporation’s most recently completed fiscal year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise set out herein, there have been no material transactions entered into since the beginning of the Corporation’s last completed fiscal year, or proposed to be entered into by the Corporation that have or will materially affect the Corporation or any of the affiliates of the Corporation involving an officer or director of the Corporation, a proposed nominee for election as a director of the Corporation, the principal shareholder of the Corporation or any associate or affiliate of any of such persons.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation or its subsidiaries.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed fiscal year, no proposed nominee for election as a director, and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Management Information Circular.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and the management of the Corporation consider good corporate governance to be central to effective and efficient operations. Through the Corporate Governance and Nominating Committee, the Board reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Corporation’s governance plan is consistent with legal and stock exchange requirements. Under National Instrument 58-101 – Disclosure of Corporate Governance Practices the Corporation is required to disclose certain information relating to its corporate governance practices. This information is set out in Schedule “A” to this Circular. In addition, the Board Corporate Mandate is attached hereto as Schedule “B

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s comparative financial statements and accompanying Management’s Discussion and Analysis for the fiscal year ended November 30, 2008 are available on SEDAR, on the Pure Nickel website, www.purenickel.com, or shareholders may request copies to be sent to them without charge by contacting the Corporate Secretary of the Corporation at (416) 644-0066. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and accompanying Management’s Discussion and Analysis for the most recently completed financial year.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board.

DATED as of March 23, 2010

BY ORDER OF THE BOARD
/s/ ROBERT ANGRISANO
Robert Angrisano
Chairman of the Board of Directors

SCHEDULE “A”

NATIONAL INSTRUMENT 58-101

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

The following three directors are independent: Harry Blum, Constantine Salamis and R. David Russell. Three members of the Board are not independent. The Board has determined that Mr. Angrisano is not independent since he was the President and CEO of the Corporation and a sufficient period of time since then has not yet elapsed since his resignation, and in addition he is part of a group of investors that may have a profit interest in copper production of the Copper King property. The Board has determined that Mr. McPherson is not independent because he is President and CEO of the Corporation. The Board has determined that Mr. W.S. (Steve) Vaughan is not independent because his firm provides legal services to the Corporation.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of directors qualify as independent directors pursuant to NI 58-101 and by establishing committees which are comprised of a majority of independent members and, in the case of the Audit Committee, comprised entirely of independent directors.

Three out of six directors are independent. The Board is of the view that three independent members is satisfactory and that that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation's management.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Issuer
Harry Blum	First Metals Inc.
Constantine Salamis	Manicouagan Minerals
R. David Russell	Apollo Gold Corporation Calais Resources Inc.
W.S (Steve ) Vaughan

Algoma Central Corporation
Apollo Gold Corporation
Consolidated Tanager Limited
Copper Mesa Mining Corporation formerly Ascendant
   Copper Corporation
Ginguro Exploration Inc,.
Solomon Resources Limited
Western Troy Capital Resources Inc.

The Board and its committees meet as necessary in the absence of the President and CEO and other members of management. The Audit Committee also holds in camera sessions with only the external auditors present.

As noted above, the chair of the Board is not an independent director. The Board plans to appoint an independent lead director in due course.

The following chart shows the attendance record of each director for Board and Committee meetings held since the beginning of the fiscal year ending November 30, 2009:

Directors	Board of Directors (5) meetings	Audit Committee (4) meetings	Compensation Committee (1 meeting)
R. Angrisano	5 of 5	--	--
H. Blum	5 of 5	4 of 4	1of 1
D. McPherson	5 of 5	--	--
R.D. Russell	5 of 5	4 of 4	1of 1
C. Salamis	5 of 5	--	--
S. Vaughan	5 of 5	--	--

2.	Board Mandate

See attached Schedule “B”.

3.	Position Description

The Board has developed written position descriptions for the Chairman and the chair of each Board committee. The Board has developed a written position description for the CEO.

4.	Orientation and Continuing Education

Due to the size of the Board, no formal program exists for the orientation of new directors. Upon joining the Board, new directors will be given access to all of the background documents of the Corporation, including all corporate records, by-laws, corporate policies, organization structure and prior Board and committee minutes. Candidates for election to the Board will have been allowed the opportunity to review appropriate portions of such material prior to their having indicated their consent to stand for election as directors, in order to assess their suitability as directors.

No formal continuing education program exists for director of the Corporation. As part of continuing education, the Board will receive management presentations with respect to the operations and business risks as needed. In addition, the individual directors identify their continuing education needs through a variety of means, including discussions with management and at Board and committee meetings.

5.	Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics applicable to the directors, officers and employees. A copy of the Code of Business Conduct and Ethics is available for review on the website at www.purenickel.com.

When situations of non-compliance with the code become known to management, management would intend to take appropriate disciplinary actions. Management is required to report violations of the code and any actions that it has taken to the Corporate Governance Committee.

There have not been any material change reports filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the code.

Directors recuse themselves from discussions where they have a conflict of interest or may be perceived to have a conflict of interest. The Chair may also request that a director recuse himself or abstain from voting on an issue if he feels that there may be a conflict.

The Board has adopted a Whistleblower Policy which provides employees, management, officers, directors, contractors, consultants and committee members with the ability to report, on a confidential and anonymous basis: (a) Any concern that an employee, director, officer or consultant has committed an actual or apparent violation of the Code of Conduct and Ethics Policy or Whistleblower Policy. (b) Any actual or apparent violation of our Insider Trading Policy. (c) Any significant violation of any other of our policies. (d) Any complaint regarding accounting, internal controls, disclosure controls or auditing matters. (e) Any good faith concerns regarding possible fraud, or questionable accounting or auditing matters.

6.	Nomination of Directors

The Board has appointed a Corporate Governance and Nomination Committee whose members, Harry Blum (Chair) and R. David Russell, have been determined to be independent. The Board has delegated responsibility to the Corporate Governance and Nomination Committee to recommend to the Board suitable candidates as nominees for election or appointment as directors. Due to the small size of the Board, it is anticipated that the committee will canvass all of the members of the Board for their input prior to making a recommendation to the Board. In identifying new candidates for Board nomination, the committee considers, among other things:

(i)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(ii)	the competencies and skills that the Board considers each existing director to possess;

(iii)	the competencies and skills each new nominee will bring to the boardroom; and

(iv)	whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance and Nomination Committee has adopted a written charter which is available on the Corporation’s website at www.PureNickel.com and upon request to the Corporation’s Corporate Secretary.

The Corporate Governance and Nominating Committee is composed entirely of independent directors.

7.	Compensation

The Compensation Committee has, as part of its mandate, the responsibility for reviewing matters relating to the human resource policies and compensation of the directors and the Chief Executive Officer (“CEO”) of the Corporation in the context of the budget and business plan of the Corporation. As part of the mandate and responsibility of the committee, the committee is responsible for formulating and making recommendations to the Board in respect of compensation issues relating to directors and the CEO of the Corporation.

Meeting compensation for outside directors is set at $600 per director and $750 for Committee Chairman. In addition, during the fiscal year, each outside director was granted options on 100,000 shares at an exercise price of $0.065 each. The committee reviews and approves the compensation paid to our CEO Base annual compensation was determined upon review of comparative data compiled by the Corporation for a number of comparable companies within the resource industries of competitive salaries paid to executive officers.

The Board does have a Compensation Committee composed entirely of independent members.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the

Corporation. The Compensation Committee is also responsible for providing oversight with regard to the Corporation’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Compensation Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com.

8.	Other Board Committees

During the fiscal year ending November 30, 2009 the Board approved the formation of a Technical Committee which is responsible for reviewing the current and pending exploration programs and provides comments on progress and approval for exploration budgets. The Technical Committee currently consists of David Russell (Chair), Steve Vaughan, Constantine Salamis, and David McPherson. The Technical Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com.

9.	Director Assessments

At the present the assessment process is informal.

SCHEDULE “B”
BOARD MANDATE

Mandate of the Board of Directors

Pursuant to the Canada Business Corporations Act, the Board of directors (the “Board”) is required to supervise the management of the affairs and business of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities:

(a)

The Board monitors financial performance and considers, reviews and approves all significant strategic decisions, including all major decisions relating to acquisitions, divestitures and financing. The Board expects the Corporation’s senior officers to manage the business of the Corporation on a day-to-day basis and to keep the Board informed of all significant developments affecting the Corporation. The Board receives from management regular reports on the Corporation’s compliance with various legal requirements and internal control procedures, operational/management reports and any other relevant reports.

(b)	The Corporation’s overall strategy is developed by management and is reviewed annually by the Board which considers the business and political risks and opportunities inherent in it.

(c)

The Board identifies the principal risks to the Corporation, and reviews and assesses the methods and systems for managing such risks. In particular, the Audit Committee is responsible for reviewing the adequacy of the Corporation’s systems for identifying and managing financial risks.

(d)

The Board regularly considers the integrity, quality and continuity of management required to achieve the Corporation’s goals. The Board is responsible for reviewing succession planning, senior management development and the performance of management against their annual objectives. Annually, the Compensation Committee measures management’s performance and total compensation against the objectives set in the annual budget.

(e)

The Board annually reviews the Corporation’s relations with shareholders, employees, financial analysts, the media and other stakeholders. The Corporation’s goal is to outline procedures and practical guidelines for public disclosure and dissemination of material and non-material information about the Corporation and its subsidiaries. Senior officers are often available to shareholders and through the investor relations function they aim to provide clear and accessible information on the Corporation’s operations and investments. The President and CEO is responsible for ensuring the consistency and accuracy of information released to analysts and others and that all such information is in the public domain.

(f)

The Audit Committee reviews and provides recommendations to the Board on the adequacy of the internal controls. Management and external auditors provide to the Audit Committee regular reports on the Corporation’s control environment. The internal control procedures are reviewed in detail to ensure they meet the new rules and standards.

Composition of the Board of Directors and Relationship to Significant Shareholder

The Corporation currently has six directors, three of whom, Constantine Salamis, Harry Blum, and R. David Russell qualify as unrelated directors and are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Corporation. David McPherson and Robert Angrisano, qualify as related directors due to their management positions now held or previously held respectively with the Corporation. The Board is of the view that three unrelated directors are appropriate to facilitate effective decision-making.

The Corporation does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Corporation for the election of directors.

Board Independence

The Chairman and the President and CEO of the Corporation are active and central members of the Corporation. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation’s management.

Committees of the Board of Directors

There are currently three standing committees of the Board: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee (the “Committees”). At present, the Committees have common members and operate as one committee.

The Audit Committee was established to assist the Board in fulfilling its oversight responsibilities in the following principal areas: (1) accounting policies and practices, (2) the financial reporting process, (3) financial statements provided by the Corporation to the public, (4) risk management including systems of accounting and financial controls, (5) appointing, overseeing and evaluating the work and independence of the external auditors, and (6) compliance with applicable legal and regulatory requirements. The Audit Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Audit Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

The Compensation Committee is responsible for setting and administering the policies and programs that govern both annual compensation and stock option programs for the executive officers and directors of the Corporation. The Compensation Committee is also responsible for providing oversight with regard to the Corporation’s various programs of compensation, including all incentive plans, stock option plans and stock purchase plans. The Compensation Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Compensation Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

The Corporate Governance and Nominating Committee was established to assist the Board in its responsibilities relating to reviewing the Corporation’s operational compliance with applicable legal requirements and sound ethical standards. The Corporate Governance and Nominating Committee currently consists of Harry Blum (Chair) and R. David Russell, both of whom are considered independent. The Corporate Governance and Nominating Committee has adopted a written charter which is available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

Corporate Governance Principles

The Board is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. In that regard, the Board has adopted a Corporate Governance and Nominating Committee Charter and Corporate Governance Principles to provide an effective corporate governance framework for the Corporation, intending to reflect a set of core values that provide the foundation for the Corporation’s governance and management systems and its interactions with others. A copy of the Corporate Governance Charter and the Corporate Governance Principles are available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary.

Compensation

The Board set meeting compensation for directors at $600 per outside director for each meeting and $750 for the chairman of each Committee.

Code of Ethics

The Corporation has adopted a Code of Conduct and Ethics for its officers, employees and consultants, and a Financial Management Code of Conduct for its CEO, CFO and senior financial personnel. These Codes are available on the Corporation’s website at www.purenickel.com or upon request to the Corporation’s Corporate Secretary

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Corporation to the President and CEO. Prior approval by the Board is also required in many specific instances under the Canada Business Corporations Act, securities legislation and the by-laws, rules and policies of the TSX.

Shareholder Feedback and Concerns

The Corporation presently conducts an active shareholder relations program under the direction of its President and CEO. The program involves meeting with investors, brokers and analysts with respect to announcements by the Corporation. Shareholders are informed of developments in the Corporation by the issuance of timely press releases.

Management of the Corporation routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Corporation or the Board.

Expectations of Management

The Board expects management of the Corporation to conduct the business of the Corporation in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Corporation set by the Board in consultation with management. As part of its annual strategic planning process, the Board intends to set expectations of management both over the next financial year and in the context of the Corporation’s long-term goals. Each quarter, the Board reviews management’s progress in meeting these expectations.

Public Disclosure

This mandate shall be included on the Corporation’s website and the mandate and/or a reference thereto may be included in the Corporation’s public continuous disclosure record as may be required by applicable securities laws or as deemed advisable by management of the Corporation.